Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 March 19, 2012



Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                  Re: Guggenheim Defined Portfolios, Series 880
       Global High Dividend & Growth Blueprints Select Portfolio, Series 4
                               File No. 333-179474
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 Dear Mr. Bartz:

         This letter is in response to the comments that you raised during our telephone conversation regarding the amended registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 880, filed on March 14, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Global High Dividend & Growth Blueprints Select Portfolio, Series 4 (the "Trust"). This letter serves to respond to your comments concerning the Guggenheim Inflation Defense & Dividend Strategy portion of the Security Selection section.

          1. In the fourth step of the Inflation Defense & Dividend Strategy, the 30 securities with the highest indicated dividend yields are selected, with the higher rank given to larger market capitalization securities "when yields are equal or zero." Please explain why it is necessary to include "or zero" in the case of such a tie-breaker. If multiple securities have a dividend yield of zero, those securities could also be described as having "equal" yields.

         Response: The inclusion of "or zero" in the disclosure is not necessary and has been removed.

         2. In the fourth bullet point listed under the fourth step of the Inflation Defense & Dividend Strategy, the methodology describes how to proceed if there are not enough eligible sub-universe securities in the Agriculture or Precious Metals Sleeves. Please also include disclosure that describes how to proceed if there are not enough eligible sub-universe securities in the Energy or Mining Sleeves.

         Response: The requested disclosure has been added to the fifth bullet point under the fourth step of the referenced strategy section.

         We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.


                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                          By /s/ Morrison Warren
                                                                 ---------------
                                                                 Morrison Warren